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SEC FILE NUMBER
8-20225

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Omega Securities, Inc

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

300 Throckmorton Street, Suite 1450
(No. and Street)

Fort Worth	TX	76102
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Tamera Bryant	817-335-5739	tammy@omegawp.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mesch, PLLC
(Name – if individual, state last, first, and middle name)

600 Texas Street, FL 1	Fort Worth	TX	76102
(Address)	(City)	(State)	(Zip Code)

November 3, 2015	6192
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tamera Bryant _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Omega Securities, Inc _____, as of 2/28 _____, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KATHRIN MILLER JONES
Notary Public, State of Texas
Comm. Expires 12-29-2024
Notary ID 13086874-7

Signature: _____

Title: _____
Chief Operating Officer

Kathrin Miller Jones
Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- □ (b) Notes to consolidated statement of financial condition.
- □ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- □ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- □ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- □ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- □ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- □ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- □ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- □ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- □ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- □ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- □ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- □ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- □ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- □ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- □ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable._



OMEGA SECURITIES, INC.

FINANCIAL STATEMENTS, SUPPLEMENTAL INFORMATION, & INDEPENDENT AUDITOR'S REPORT

FOR THE YEAR ENDED DECEMBER 31, 2021

600 TEXAS STREET
FORT WORTH, TX 76102

O: 817.710.1500   F: 817.710.1501

TABLE OF CONTENTS

Page

Report on Independent Registered Public Accounting Firm   3

Financial Statements

     Statement of Financial Condition   5

     Statement of Operations   7

     Statement of Changes in Stockholders' Equity   8

     Statement of Cash Flows   9

Notes to Financial Statements   10

Supplementary Information

     Schedule I - Computation of Net Capital and Aggregate Indebtedness Pursuant
to Rule 15c3-1 of the Securities and Exchange Commission   17

     Schedule II - Determination of Reserve Requirements Under Rule 15c3-3 of
The Securities and Exchange Commission   19

     Schedule III - Information Relating to the Possession or Control Requirements
Under Rule 15c3-3 of The Securities and Exchange Commission   19

Additional Reports and Related Information

     Report on Independent Registered Public Accounting Firm   20

     Exemption Report   21



MESCH.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Omega Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Omega Securities, Inc. as of December 31, 2021, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Omega Securities, Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of Omega Securities, Inc.'s management. Our responsibility is to express an opinion on Omega Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Omega Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

600 TEXAS STREET
FORT WORTH, TX 76102

O: 817.710.1500 F: 817.710.1501

The supplemental information contained in Schedule I - Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, Schedule II - Determination of Reserve Requirements Under Rule 15c3-3 of The Securities and Exchange Commission, Schedule III - Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of The Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Omega Securities, Inc.'s financial statements. The supplemental information is the responsibility of Omega Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I - Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, Schedule II - Determination of Reserve Requirements Under Rule 15c3-3 of The Securities and Exchange Commission, Schedule III - Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of The Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mad .PLLC

We have served as Omega Securities, Inc.'s auditor since 2016.

Fort Worth, Texas
February 24, 2022

<h1 style="text-align:center">Omega Securities, Inc.
Statement of Financial Condition
December 31, 2021</h1>

ASSETS

Current Assets

Cash and cash equivalents	$	80,477	
Receivables, net		33,374	
Receivables - other		355	
Investments		51,928	
Total current assets			$ 166,134

Property and Equipment - at cost

Equipment	45,277	
Furniture & fixtures	11,119	
Leasehold improvements	25,676	
	82,072	
Less accumulated depreciation	(81,916)	
Total property and equipment		156

Other Assets

Deferred tax assets	335	
Total other assets		335
Total Assets		$ 166,625

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities

Accounts payable	$ 2,777	
Sales commission payable	20,984	
Total current liabilities		$ 23,761
Total long-term liabilities		0
Total Liabilities		23,761

Stockholders' Equity

Common stock, 10,000,000 shares authorized, $.10 par value, 49,998 shared issued and outstanding	5,000	
Additional paid-in capital	30,282	
Retained earnings	107,582	
Total Stockholders' Equity		142,864
Total Liabilities and Stockholders' Equity		$ 166,625

The accompanying notes are an integral part of these financial statements.

Omega Securities, Inc.
Statement of Operations
For The Year Ended December 31, 2021

Revenue		
Commission revenue	$ 444,569	
Realized and unrealized gain on investments	6,147	
Other revenue	93	
Total Revenue		**$ 450,809**
Expenses		
Employee compensation and benefits	275,607	
Occupancy and equipment	77,350	
General operating expenses	50,661	
Technology and communication	17,101	
Miscellaneous	524	
Depreciation	168	
Total Expenses		**421,411**
Income Before Income Taxes		**29,398**
Provision for income taxes		316
Net Income		**$ 29,082**

The accompanying notes are an integral part of these financial statements.


Omega Securities, Inc.
Statement of Changes in Stockholders' Equity
For The Year Ended December 31, 2021


Common Stock
    Beginning and end of year | | $ | **5,000**

Additional Paid-in Capital
    Beginning and end of year | | | **30,282**

Retained Earnings

Beginning of year	$	78,500	
Net income for the year			
ended December 31, 2021		29,082	
End of Year			107,582
Total Stockholders' Equity		$	**142,864**


The accompanying notes are an integral part of these financial statements.



Omega Securities, Inc.
Statement of Cash Flows
For The Year Ended December 31, 2021


Cash Flows from Operating Activities

Net income			$ 29,082
Adjustments to reconcile net income to net			
cash provided by operating activities:			
Depreciation and amortization	$	168	
Realized and unrealized (gain) on investments		(6,147)	
Deferred tax expense		316	
(Increase) Decrease in:			
Receivables		20,189	
Increase (Decrease) in:			
Accounts payable		(47,466)	
Total adjustments			(32,940)
Net cash (used) by operating activities			(3,858)
Net Decrease in Cash			**(3,858)**
Cash and cash equivalents at beginning of year			84,335
Cash and cash equivalents at end of year			**$ 80,477**

Supplemental Disclosures of Cash Flow Information:

Cash Paid During the Year for

Interest	$	0
Taxes		0
Total	$	**0**


The accompanying notes are an integral part of these financial statements.


Omega Securities, Inc.
Notes to Financial Statements
For the Year Ended December 31, 2021

Note 1: Description of Business

Incorporated on November 11, 1974, Omega Securities, Inc. (the "Company") is a broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. The Company must maintain a minimum net capital requirement of $5,000.

Note 2: Summary of Significant Accounting Policies

Basis of accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United Statement of America (GAAP) which is required by the SEC and FINRA.

COVID-19 pandemic
The COVID-19 pandemic has created significant public health concerns as well as economic disruption, uncertainty, and volatility which may negatively affect the Company's business operations. As a result, as the pandemic persists and/or if it worsens, management's accounting estimates and assumptions could be impacted in subsequent periods, and it is reasonably possible such changes could be significant (although the potential effects cannot be estimated at this time).

Use of estimates
The presentation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents
Cash and cash equivalents include investments with maturities at the time of acquisition of three months or less. The Company has not designated any other assets as cash equivalents in determining the net change in cash in the statements of cash flows.

Note 2: Summary of Significant Accounting Policies (Continued)

Receivables, net
Accounts receivable are stated at the amounts management expects to collect. The carrying amounts of accounts receivable are reduced by a valuation allowance, if needed, that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all receivable balances and, based on an assessment of current creditworthiness, estimates the portion of, if any, of the balance that will not be collected. Management provides for probable uncollectable amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to the respective receivable account. In management's opinion, any potential allowance for uncollectable accounts would not be material to the Financial Statements as of December 31, 2021.

Investments
Investments are recorded at fair value. The increase or decrease in fair value is credited or charged to operations. Realized and unrealized gain on investments of $6,147 are reflected in the accompanying Statement of Operations.

Credit risk
The Company maintains deposits at a financial institution which may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation ("FDIC"). The Company has not experienced any losses related to amounts in excess of FDIC limits.

Property and equipment
Property and equipment are stated at cost and depreciated using the straight-line method over their estimated useful lives. Expenditures for major additions or improvements, which extend the useful lives of assets, are capitalized. Minor replacements, maintenance and repairs, which do not improve or extend the lives of such assets, are expensed as incurred. The range of estimated lives is as follows:

Equipment	3-5
Furniture & fixtures	5-7
Leasehold improvements	Lesser of useful life or lease term

In accordance with Financial Accounting Standards Board ("FASB") ASC 360-10-45 (Impairment and disposal of long-lived assets), the Company evaluates the propriety of the carrying amount of its long-lived assets at each financial statement date. In the event that facts and circumstances indicate the cost of long-lived assets may be impaired, an evaluation of recoverability would be performed. If an evaluation of impairment is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to market value or discounted cash flow value is required. For the year ended December 31, 2021 , the Company did not record any such write-downs.

Note 2: Summary of Significant Accounting Policies (Continued)

Income taxes
The Company records its federal and state tax liabilities in accordance with FASB Accounting Standards Codification Topic 740-10, "Accounting for Income Taxes". The Company uses the liability method of accounting for income taxes that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements. In estimating future tax consequences, all expected future events are considered other than enactment of changes in the tax law or rates. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to amounts that are not likely to be realized. The Company's deferred tax asset represents the tax effects of taxable temporary differences in book and tax reporting. The taxable temporary differences consist of depreciation methods and lives.

Risks and uncertainties
Securities owned and securities sold, not yet purchased are recorded at fair value and have exposure to market risk, including the volatility of securities markets. Significant changes in the prices of these securities could have a significant impact on the Company's results of operations for any particular year.

Note 3: Revenue Recognition

Significant Judgments
Revenue from contracts with customers consists of distribution fees.   The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Brokerage Commissions
The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Note 3: Revenue Recognition (Continued)

Distribution Fees (12b-1 fees)
The Company enters into arrangements with managed accounts or other pooled vehicles (funds) to distribute shares to investors. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date, and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Note 4: Fair Value Measurement

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable input (Level 3). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows.

Level 1   Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2   Measured based upon inputs that are observable, either directly or indirectly, for the asset or liability other than quoted market prices included in Level 1.

Level 3   Measured based on unobservable inputs for the asset or liability for which there is little, if any, market activity for the asset or liability at the measurement date.

As required by ASC 820-10, financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels.

The following is a description of the valuation methodology used for the assets measured at fair value as of December 31, 2021:

Mutual fund – Valued at the closing price reported on the active market on the last trade of each day.

Note 4: Fair Value Measurement (Continued)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. The Company believes its valuation methods are appropriate and consistent with other market participants; even so, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table summarizes the valuation of the Company's investments by ASC 820-10 pricing levels at December 31, 2021:

	Level 1	Level 2	Level 3	Total
Mutual funds	$ 51,928	$ 0	$ 0	$ 51,928
Total investments at fair value				$ 51,928

Note 5: Property and Equipment, Net

Depreciation expense was $168 for the year ended December 31, 2021 and is included in the accompanying Statement of Operations.

Note 6: Related Party Transactions

The Company pays rent on month-by-month basis to Omega Wealth Partners which is owned and operated by the stockholders of the Company. For the year ended December 31, 2021, total rent expense was $60,000 and is included in Occupancy and Equipment in the accompanying Statement of Operations.

Note 7: Net Capital Requirements

The Company is subject to the net capital requirements of rule 15c3-1 of the SEC, which requires a broker dealer to have at all times sufficient liquid assets to cover indebtedness. In accordance with the rule, the Company is required to maintain minimum net capital of the $5,000 or 1/15 of aggregate indebtedness. As of December 31, 2021, the Company had net capital, as defined, of $121,898 which exceeded the required minimum net capital by $116,898. Aggregate indebtedness at December 31, 2021 totaled $23,671 and the ratio of aggregate indebtedness to net capital was 19.49%.

Note 8: Income Taxes

The provisions for income taxes are as follows for the year ended December 31, 2021:

Federal		
Current tax expense	$	0
Deferred tax expense		316
Total federal tax expense		316
State		
Current tax expense		0
Total provision for income taxes	**$**	**316**

The components of deferred tax assets and liabilities for December 31, 2021 were as follows:

Deferred tax assets:		
Depreciation and amortization	$	335
Federal NOL carryfoward		57,686
Gross deferred tax assets		58,021
Valuation allowance		(57,686)
Net deferred tax assets	**$**	**335**

Realization of deferred tax assets is dependent on future earnings, if any, the timing and amounts of which are uncertain. For the year ended December 31, 2021, the Company has recorded a valuation allowance equal the deferred tax benefits from carryforwards of net operating losses. The net change in the valuation allowance amounted to an increase of approximately $6,600.

As of December 31, 2021, the Company has net operating loss carryforwards of $274,696 that are available to offset taxable income in future years. Net operating losses originating before the 2018 tax year expire after 20 years, while net operating losses originating in 2018 and after have no expiration date. The net operating loss amounts and expiration dates are as follows:

None	$	7,022
December 31, 2038	$	162,431
December 31, 2036	$	105,243

Note 8: Income Taxes (Continued)

The Company accounts for uncertainty in income taxes in accordance with FASB ASC 740-10, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

The Company did not have unrecognized tax benefits as of December 31, 2021 and does not expect this to change significantly over the next 12 months. The Company recognizes interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense in accordance with ASC 7 40-10-25. As of December 31, 2021, the Company has not accrued interest or penalties related to uncertain tax positions.

The Company is subject to the Texas franchise tax; however, annualized total revenue was below the no tax due threshold and no accrual was recorded.

The Company is no longer subject to U.S. federal income tax examinations by tax authorities for years before 2018 or subject to Texas franchise tax examinations for years before 2015.

Note 9: Subordinated Liabilities

There were no liabilities which were subordinated to the claims of general creditors at December 31, 2021.

Note 10: Commitments and Contingencies

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2021 or during the year then ended.

Note 11: Subsequent Events

Management has evaluated subsequent events through February 24, 2022, the date the financial statements were available to be issued. There were no events noted that came to the attention of management that would require adjustments to or disclosure in the financial statements.

Omega Securities, Inc.
Schedule I - Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2021

Computation of Net Capital:

Total stockholders' equity	$ 142,864	
Add: subordinated liabilities	0	
Total capital and allowable subordinated liabilities		$ 142,864
Deductions and/or charges:		
Non-allowable assets		(13,504)
Net capital before haircuts on securities positions		129,360
Haircut on securities		(7,462)
Net Capital		$ 121,898

Computation of Basic Net Capital Requirement

Minimum net capital required - 6.67% of aggregate indebtedness	$ 1,585
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Excess net capital	$ 116,898
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital requirement	$ 115,898

See independent auditor's report on supplemental schedule.

Omega Securities, Inc.
Schedule I - Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission (Continued)
As of December 31, 2021

Computation of Aggregate Indebtedness

Total liabilities	$	**23,761**
Less: exclusions		0
Aggregated Indebtedness	$	**23,761**
Percentage of aggregate indebtedness to net capital		**19.49%**

Reconciliation with Company's Allowable Net Capital

Net allowable capital, as reported in Company's unaudited Focus Report	**$**	**122,214**
Audit adjustments		(316)
Adjusted net allowable capital, per audited financial statements	**$**	**121,898**

See independent auditor's report on supplemental schedule.

Omega Securities, Inc.
Schedules II and III
December 31, 2021

Schedule II – Determination of Reserve Requirements
Under Rule 15c3-3 Of The Securities and Exchange Commission

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(1) of the Rule.

Schedule III – Information Relating to The Possession or Control Requirements
Under Rule 15c3-3 Of The Securities and Exchange Commission

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(1) of the Rule.



MESCH.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Omega Securities, Inc.

We have reviewed management's statements, included in the accompanying Omega Securities, Inc. Statement of Exemption from SEC Rule 15c3-3, in which (1) Omega Securities, Inc. (“the Company”) identified the following provisions of 17 C.F.R. §15c3-3(k) under the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (exemption provisions) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company’s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Omega Securities, Inc.’s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Mesch, PLLC

Fort Worth, Texas
February 24, 2022

600 TEXAS STREET
FORT WORTH, TX 76102

O: 817.710.1500 F: 817.710.1501



OMEGA

Omega Securities, Inc. Statement of Exemption from SEC Rule 15c3-3

Omega Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.1 7a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(1).

2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k)(1) throughout the most recent fiscal year without exception.

Omega Securities, Inc.

I, Tamera Bryant, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Tammy Bryant
Chief Compliance Officer

February 24, 2022